Exhibit 8.1

Subsidiaries of the Registrant

Legal Name of Subsidiary	Jurisdiction of Organization
Codefuel Ltd.	Israel
IncrediMail, Inc.	Delaware
Intercept Interactive, Inc.	Delaware
Vidazoo Ltd.	Israel
Content IQ LLC	New York
Pub Ocean Media UK Limited	England and Wales
Pub Ocean Inc.	Delaware
BT Media LLC	Nevada
Make Me Reach SAS, dba Paragone	France
Smilebox Inc.	Washington